Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2007                        Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                     -----          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes       No  X
               -----    -----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

      The Annual General Shareholders' Meeting of Natuzzi S.P.A.
               Approved Year 2006 Financial Statements

    Appointed the Members of the Board of Directors, the Members of the Board of Statutory Auditors and KPMG as Company's External
                               Auditors

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 3, 2007--Natuzzi S.p.A. (NYSE:NTZ) ("Natuzzi" or "the Company"), today announced that the Company's financial statements for the year ended on December 31, 2006, were approved by shareholders at the Annual Shareholders' Meeting held on May 3, 2007. As previously announced on April 2, 2007, Natuzzi reported net consolidated sales of EUR 735.5 million for 2006, up by 9.8% over the previous year, and net consolidated profit of EUR 12.3 million, versus net losses of EUR 14.6 million in 2005.

    The ordinary shareholders' meeting appointed Pasquale Natuzzi, Armando Branchini, Stelio Campanale, Giuseppe Desantis, Ernesto Greco, Maurizia Iachino Leto di Priolo and Giuseppe Russo Corvace as members of the Board of Directors. Such Board shall remain in office until the approval of 2007 financial statements.

    The same meeting also appointed Francesco Venturelli as Chairman of the Board of Statutory Auditors, Cataldo Sferra and Costante Leone as members of the Board of Statutory Auditors and Giuseppe Pio Macario and Vittorio Boscia as alternates.

    The ordinary shareholder's meeting of Natuzzi confirmed KPMG as Company's External Auditors for the three year period 2007 - 2009.

    On the same date, following the abovementioned shareholders' meeting, the Board of Directors met and agreed upon the confirmation of Pasquale Natuzzi as Chairman of the Board of Directors, Giuseppe Desantis as Vice Chairman of the Board of Directors and Ernesto Greco as Chief Executive Officer of the Natuzzi Group.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 123 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 ad 14001 certified.

    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39 080 8820.812
             investor relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39 080 8820.124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       NATUZZI S.p.A.
                                                        (Registrant)


Date:  May 3rd, 2007                           By: /s/ FILIPPO SIMONETTI
                                                   ---------------------
                                                       Filippo Simonetti